

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2014

Via E-mail
Mr. Charles C. Baker
President and Chief Executive Officer
ZipRealty, Inc.
2000 Powell Street, Suite 300
Emeryville, CA 94608

> **Re:** **ZipRealty, Inc.**
> **Amendment No. 3 to Schedule 14D-9**
> **Filed July 28, 2014**
> **File No. 005-80398**

Dear Mr. Baker:

We have reviewed your filing and have the following comment.

Additional Cautionary Statements about the Forecasts, page 37

1. We note your response to prior comment 4. Please revise your disclosure to eliminate the following statement: "Readers of this Schedule 14D-9 are cautioned not to rely on any of the Forecasts."

You may contact me at (202) 551-3503 if you have any questions regarding our comment.


Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions


cc: Via E-mail
        Brett E. Cooper, Esq.
        Orrick, Herrington & Sutcliffe LLP